Mail Stop 7010

February 22, 2006

Via U.S. mail and facsimile

Brian R. Gamache
Chief Executive Officer
WMS Industries, Inc.
800 South Northpoint Boulevard
Waukegan, IL  60085

	RE:	WMS Industries, Inc.
Form 10-K for the fiscal year ended June 30, 2005
Form 10-Q for the fiscal quarter ended September 30, 2005
		File No. 1-8300


Dear Mr. Gamache:

		We have reviewed these filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.
After
reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for the Fiscal Year Ended June 30, 2005

Financial Statements

Statements of Operations, page F-5
1. You disclosed in your MD&A that one of the components which contributed to the increase in selling and administrative expenses was overtime and temporary contract labor for game installs and participation placements. Please tell us how you determined these costs should be included in selling and administrative expenses, rather than as a component of your costs of sales.
2. You disclosed in your MD&A that depreciation and amortization increased from fiscal 2004 to fiscal 2005 due to the increased level of investment in participation gaming machines for gaming operations.
Based on this, it appears as though the depreciation associated with your gaming operations machines is not included as a component of cost of sales. If our understanding is correct, please revise your statements of operations to include in cost of sales the appropriate portion of your depreciation expense associated with your gaming operations machines. Alternatively, parenthetically include in costs of sales line item on the face of your statements of operations, the amount of depreciation expense excluded from your costs of sales, which is included in depreciation and amortization. Refer to SAB Topic 11:B.

Statements of Cash Flows, page F-7
3. You disclosed that you generate revenue from gaming operations machines through various lease arrangements and through subsequent sales of these used machines. For each period presented, please tell us what percentage of revenue is generated from leasing these machines and what percentage is related to subsequent sales of these machines. Given the fact that you have included the additions to gaming operations machines within investing activities, please address the appropriateness of including the proceeds from the sales of used machines within operating activities, rather than in investing activities. Please refer to paragraphs 24 and 87 of SFAS
95
4. You disclosed on page F-8 that during fiscal 2005 you reclassified your investments and advances in other assets relating to technology and brand license agreements and costs paid to third parties for patents and trademarks from operating activities to investing activities. We note that this disclosure is provided under your Note
2 - Principal Accounting Policies - Consolidation and that your current disclosure lacks an explanation of why this reclassification was necessary. Based on your limited disclosures, it appears to us that in prior periods you may have inappropriately classified your investments and advances in other assets related to technology and brand license agreements and cost paid to third parties for patents and trademark and thus these reclassifications may be the result of a correction of an error in previously issued financial statements. We also note that this restatement is quantitatively material to your investing and operating cash flows for the prior periods presented.
Please tell us how your financial statements comply with the disclosure requirements of paragraphs 36 and 37 of APB 20 and why you have not labeled your Consolidated Statements of Cash Flows as restated. Please also ask your auditors to address why they did not provide an explanatory paragraph in their Report of Independent Registered Public Accounting Firm.

Notes to Financial Statements

Note 2: Principal Accounting Policies, Revenue Recognition, page
F-11
5. You indicate on page 13 that you sell used games that are acquired on a trade-in basis. Clarify whether you offer specified-price trade-in arrangements on gaming equipment sales that give your customers the right to trade in that equipment toward the purchase of new equipment at some point in the future. If so, please address the accounting guidance set forth in EITF 00-24: Revenue Recognition:
Sales Arrangements That Include Specified-Price Trade-in Rights.


Form 10-Q for the Fiscal Quarter Ended December 31, 2005

Comments applicable to your overall filing

Financial Statements

Income Statements, page 3
6. You disclosed on page 26 that your leased facility in Gulfport was damaged from Hurricanes Katrina and Rita. You further disclosed that you are assessing the usability of the inventory and participation gaming machines damaged in your Gulfport facility. Please tell us and, if material, revise your disclosures to clarify the amount recorded or anticipated to be recorded to write down your inventory and participation gaming machines to fair market value and any impairment charges recorded or anticipated to be recorded on your plant, property, and equipment.



*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-
3754
or, in her absence, Jeanne Baker, Assistant Chief Accountant, at
(202) 551-3691.


							Sincerely,



							Rufus Decker
							Accounting Branch Chief


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Mr. Brian R. Gamache
WMS Industries, Inc.
February 22, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE